Mail Stop 4561
via fax (858) 826-6679

August 5, 2009

Mr. Kenneth C. Dahlberg
Chairman of the Board and Chief Executive Officer
SAIC, Inc.
10260 Campus Point Drive
San Diego, California 92121

> **Re:** **SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed March 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended April 30, 2009**
> **Filed June 4, 2009**
> **File No. 001-33072**

Dear Mr. Dahlberg:

We have reviewed your response letter dated July 8, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 8, 2009.

Form 10-K for the Fiscal Year Ended January 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 43

1.   You state in your response to prior comment 6 that in order to evaluate the Company's internal revenue growth "it is appropriate to <u>remove</u> the revenue level added to the Company by an acquisition, but then measure its contribution towards the Company's growth <u>after the acquisition date</u>." Please explain further what you mean by this statement and tell us how this supports the non-GAAP

calculations included in your Form 10-K, which <u>add</u> in the revenues of the acquired business <u>prior to the acquisition date</u>.

<u>Notes to Condensed Consolidated Financial Statements</u>

<u>Note 1 – Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-7</u>

2.   We note your response to prior comment 7 and your reference to paragraphs .18 and .19 of SOP 81-1, which refer to the AICPA Audit and Accounting Guide for Federal Government Contractors ("the AICPA Guide"). However, it is not clear why you believe this guidance scopes in <u>all</u> government contracts including service contracts and why footnote 1 of SOP 81-1 would not apply to certain of your arrangements based solely on the fact that you are a government contractor. In this regard, we note your reference to paragraph 3.03 of the AICPA Guide, which references SOP 81-1 as providing specific guidance on accounting for "certain types" of long-term contracts; however, it is not clear how you determined that this guidance applies to service contracts, merely because they are Federal government service contracts. We note that the recommendations in SOP 81-1, paragraphs .18 and .19 and footnote 1, have application and interpretive precedence over the AICPA Guide's application of generally accepted accounting principles to federal government contracts. We further note that paragraph 3.01 of the AICPA Guide indicates that revenue is sometimes recognized as "performance progresses," and therefore, it would seem that percentage of completion (SOP 81-1) or proportional performance (SAB 104) would be acceptable methods of accounting for long-term government contracts. Please explain further why you believe that each of the Company's offerings (as described on page 1 of your Annual Report) fall within the scope of SOP 81-1 and tell us what consideration you gave to the guidance in SAB 104 for those contracts that are strictly service oriented.

3.   We note your response to prior comment 8 where you indicate that for the VACIS contracts; separately priced bids for the multiple elements are the basis of fair value. Please explain further how this methodology complies with paragraph 16 of EITF 00-21, which indicates that contractually stated prices for individual products and/or services should not be presumed to be representative of fair value.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you

Kenneth C. Dahlberg
SAIC, Inc.
August 5, 2009
Page 3

may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202)-551-3271 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief